Following  are questions and answers regarding the proposed reorganization of the RiverFront Long-Term Growth Fund that you may find helpful in responding to questions and otherwise discussing the transaction with your clients.  For further information, you may contact any of the following people at Baird or RiverFront Investment Group:

Robert W. Baird & Co. Incorporated

RiverFront Investment Group

Charley Weber – Legal

Rebecca Felton

414-298-2474

804-549-4812

cmweber@rwbaird.com

rfelton@riverfrontig.com

Heidi Schneider – Baird Advisors

Kathy Wommack

414-298-7615

804-836-1511

hschneider@rwbaird.com

kwommack@riverfrontig.com

Q.

Can you explain the proposed reorganization?The RiverFront Long-Term Growth Fund (the “Fund”), which is a mutual fund series of Baird Funds, will be reorganized as a new mutual fund series of Financial Investors Trust, a mutual fund complex sponsored by ALPS Advisors, Inc.  The new Fund will have the same name as the current RiverFront Fund.  The reorganization is intended to be tax-free to shareholders and will be accomplished through a transfer of all of the assets and liabilities of the current Fund to the new Fund, with the new Fund issuing its shares to the shareholders of the current Fund who will then become shareholders of the new Fund. Specifically, holders of Investor Class shares of the current Fund will automatically receive Investor Class shares of the new Fund in exchange for their Investor Class shares of the current Fund.  Holders of Institutional Class shares of the current Fund will automatically receive Class L (Institutional) shares of the new Fund in exchange for their Institutional Class shares of the current Fund. The Investor Class and Class L shares of the new Fund have been created as “legacy” share classes that will only be available to shareholders of the current Fund. The value of the shares of the new Fund that shareholders of the current Fund will receive in the reorganization will be the same as the value of their Current Fund shares immediately prior to the reorganization. Shareholders of the current Fund will not incur any costs, fees or charges in the reorganization.

Q.

Why has this change been proposed?The reorganization was proposed in order to increase distribution opportunities for the current Fund and to enhance its potential for asset growth, while maintaining continuity of portfolio management.  As a mutual fund series of Financial Investors Trust, the new Fund will offer a full array of share classes and will be available through additional distribution channels.  ALPS Advisors will become the investment adviser to the new Fund; however, RiverFront Investment Group (“RiverFront”), the sub-adviser to the current Fund, will continue to serve as investment sub-adviser of the new Fund,  responsible for the day-to-day management of the Fund’s investment portfolio.

The reorganization has been unanimously approved by the Board of Directors of Baird Funds and the Board of Trustees of Financial Investors Trust. The Board of Directors of

RiverFront Long-Term Growth Fund Reorganization

Questions & Answers

August 2010

Baird Funds recommends that shareholders of the current Fund approve the reorganization. Baird and RiverFront also recommend the reorganization.

Q.

Who will manage the new Fund?The investment adviser for the current Fund is Robert W. Baird & Co. and the sub-adviser is RiverFront. Following the reorganization, the investment adviser for the new Fund will be ALPS Advisors and the sub-adviser will continue to be RiverFront, using its same portfolio management team and investment approach. As sub-adviser for the current Fund and for the new Fund, RiverFront is and will continue to be responsible for the day-to-day management of the Fund’s investment portfolio.

Q.

Will the investment objective or investment policies change as a result of the reorganization?The new Fund will have the same investment objective and substantially similar investment policies as the current Fund. The new Fund will be able to invest up to 50% of its assets in foreign securities (including through exchange-traded funds), compared to 40% for the current Fund.

Q.

What are the potential benefits/advantages of the reorganization for shareholders of the current Fund?There are a number of potential benefits:

1.

The expense ratios for the new Fund will continue to be 0.90% for Class L (Institutional) shares and 1.15% for Investor Class shares through December 31, 2012. Thus, shareholders of the current Fund will not experience any increases in expense ratios through that date. Please note that after 2012, the expense ratios for the Class L and Investor Class shares may increase.

2.

Shareholders of the current Fund who receive Class L or Investor Class shares of the new Fund in the reorganization will be able to buy more shares of such class following the reorganization without any sales charges.

3.

Shareholders of the current Fund who receive shares of the new Fund in the reorganization may be able to purchase load-waived Class A shares of other ALPS-advised mutual funds within the Financial Investors Trust complex, including other mutual funds created for RiverFront. Please note that this privilege is subject to the discretion and processing ability of the selling intermediary; however, Baird has the ability and will extend this privilege to its clients who are shareholders of the current Fund.

4.

Institutional Class holders of the current Fund who receive Class L shares of the new Fund may be able to buy Class I (Institutional) shares of other ALPS-advised mutual funds within the Financial Investors Trust complex, including other mutual funds created for RiverFront, with waived minimum investment amounts. Please note that this privilege is subject to the discretion and processing ability of the selling intermediary; however, Baird has the ability and will extend this privilege to its clients who are holders of Institutional Class shares of the current Fund.

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5.

The new Fund is expected to grow at a faster pace than the current Fund, given the availability of additional share classes and a larger sales/distribution force. As the new Fund grows, over time shareholders should expect to realize economies of scale through more efficient trading and lower operating expenses.

Q.

Will the reorganization result in different annual operating expenses (i.e., expense ratios)?The net expense ratios (after contractual fee waivers/expense reimbursement) for the current Fund are 0.90% for Institutional Class shares and 1.15% for Investor Class shares. In the absence of the reorganization these expense ratios would remain in effect through the end of 2011. Following the reorganization, ALPS Advisors and RiverFront have agreed to continue those net expense ratios for the “legacy” classes in the new Fund (0.90% for Class L shares and 1.15% for Investor Class shares) through the end of 2012. After 2012, ALPS and RiverFront will determine the new Fund’s net expense ratios in light of competitive and other considerations. ALPS and RiverFront have stated that their philosophy for determining the net expense ratios for the new Fund is to be at or about the median for funds of similar size within their peer group.

Q.

How does the Board of Directors of Baird Funds recommend that I vote?The Baird Funds’ Board of Directors recommends that shareholders vote “FOR” the proposed reorganization. The Board has determined that reorganizing the current Fund into the new Fund, with RiverFront continuing as sub-adviser and the same investment objective and substantially similar investment policies as the current Fund, offers potential benefits to shareholders of the current Fund, including, among others:

•

The extension of the expense cap commitment for the legacy classes through 2012

•

The new Fund’s access to the distribution network of ALPS Advisors

•

The availability of additional share classes in the new Fund and additional mutual fund offerings within Financial Investors Trust

•

The availability of purchase and exchange privileges for legacy class shareholders following the reorganization.

Q.

What can you tell me about ALPS and Financial Investors Trust?ALPS Advisors is a registered investment adviser affiliated with ALPS Fund Services. ALPS Fund Services, established in 1985 and based in Denver, Colorado, provides various “turn-key” services to mutual funds, including transfer agency, fund administration, fund accounting, compliance, legal, shareholder servicing and other related services.  ALPS Fund Services has a strong reputation in the mutual fund industry for the quality of the services it provides. It was ranked as the #1 service provider in 2009 according to a Global Custodian Mutual Fund Administration Survey. ALPS also has a mutual fund distributor—ALPS Distributors, Inc.—that provides distribution, marketing and related services to numerous exchange traded funds, closed-end funds and mutual funds, using a dedicated sales force. ALPS Advisors serves as investment adviser to various investment companies, including

RiverFront Long-Term Growth Fund Reorganization

Questions & Answers

August 2010

closed-end funds, exchange traded funds and mutual funds. As of December 31, 2009, ALPS provided services to more than $200 billion in mutual fund assets.

Financial Investors Trust is a mutual fund complex that currently consists of a number of satellite, specialty or alternative investment strategies, including the Clough China Fund, the ALPS/GNI Long-Short Fund, the ALPS/Red Rocks Listed Private Equity Fund, the Jefferies Asset Management Commodity Strategy Allocation Fund and the Activa Value Fund. RiverFront is expected to provide ALPS with core asset allocation strategies. ALPS is in the process of creating additional mutual funds for RiverFront, including the RiverFront Moderate Growth Fund, the RiverFront Long-Term Growth & Income Fund, and the RiverFront Moderate Growth & Income Fund, in addition to the new Fund.

The new Fund, as well as additional RiverFront-managed funds and other funds within the Financial Investors Trust complex, will offer three share classes: Class A shares, Class C shares and Class I shares.

Q.

Who will pay the expenses of the Reorganization?Neither the current Fund nor the new Fund will pay any expenses associated with the reorganization.  ALPS Advisors will pay for all proxy-related costs solely associated with the reorganization, including legal costs for new Fund counsel and up to $25,000 for current Fund counsel, tax, proxy solicitation, printing and mailing costs as well as other costs solely associated with the reorganization (including any conversion costs imposed by the current Fund’s service providers, including its transfer agent and custodian, up to $30,000).  Baird will pay for legal costs for current Fund counsel that exceed $25,000 and any conversion costs imposed by the current Fund’s service providers, including its transfer agent and custodian, that exceed $30,000.

Q.

Will I have to pay U.S. federal income tax as a result of the reorganization?No. The reorganization is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.  Shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the reorganization, and their tax basis in the shares of the current Fund are expected to carry over to the shares of the new Fund they receive in the reorganization. Shareholders should consult their own tax advisors regarding the effect of the reorganization in light of their particular facts and circumstances, including the applicability of state, local and other tax laws.

Q.

Will shareholders be able to vote on the proposed reorganization?Yes, the reorganization requires the approval of the shareholders of the current Fund. A combined proxy statement and prospectus, along with proxy voting instructions, will be mailed to current Fund shareholders in early August. A meeting of the shareholders of the current Fund will be held on or about September 17, at which time the votes will be cast; however, by returning their proxy cards or voting via the Internet or telephone, shareholders do not need to attend the meeting.

Q.

When will the reorganization take place?Assuming it is approved by the shareholders of the current Fund, the reorganization is expected to take place after the close of trading on or about September 24, 2010 with the

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new Fund commencing operations on or about Monday, September 27, 2010. Shortly after completion of the reorganization, shareholders will receive a confirmation statement reflecting their account number (which will be the same as their current account number) and the number of shares owned. The current Fund will be closed to new investors on or about September 17, but new investors will be able to purchase Class A, Class C or Class I shares of the new Fund beginning on or about September 27, 2010.

Q.

Will shareholders of the current Fund be able to buy more shares of the new Fund and other funds created by RiverFront?Shareholders of the current Fund who receive Class L or Investor Class shares of the new Fund in the reorganization will be able to buy more shares of the class they receive.  Shareholders of the current Fund will also be able to buy shares of other ALPS-advised funds within the Financial Investors Trust complex, including additional RiverFront-managed funds.

 QUESTIONS & ANSWERS FOR BAIRD FAs, ASSOCIATES

Q.

Will other clients be able to buy shares of the new Fund and other mutual funds within the Financial Investors Trust?Baird intends to enter into a selling agreement with ALPS so that all of the ALPS-advised mutual funds within the Financial Investors Trust complex, including without limitation the new Fund and additional RiverFront-managed funds, are available to Baird clients. Please note that the additional RiverFront-managed funds (RiverFront Moderate Growth Fund, RiverFront Long-Term Growth & Income Fund and RiverFront Moderate Growth & Income Fund) will be available in the beginning of August, and the new Fund will not be available until the end of September.  The mutual funds offered in the Financial Investors Trust complex will have different share classes, including Class A, Class C and Class I shares, giving you and your clients various pricing options; however, Investor Class and Class L shares of the new Fund will only be available to shareholders of the Current Fund who receive those shares in the reorganization. Investor Class and Class L shares of the new Fund will be closed to new investors. More information about the availability of the RiverFront-managed and other funds within the Financial Investors Trust complex will be provided at a later date.

Q.

How does the reorganization affect Baird Funds?The reorganization will not affect any of the other mutual fund series of the Baird Funds. Following the reorganization, the Baird Funds will consist of seven mutual funds: two equity funds managed by Baird Investment Management (Baird LargeCap Fund and Baird MidCap Fund) and five bond funds managed by Baird Advisors (Baird Short-Term Bond Fund, Baird Intermediate Bond Fund, Baird Intermediate Municipal Fund, Baird Aggregate Bond Fund and Baird Core Plus Bond Fund).

Q.

How does the reorganization affect the availability of the current Fund in Baird’s 401(k) plan?The new Fund, as is currently the case with the current Fund, will remain an option in Baird’s 401(k) plan following the reorganization. Baird associates invested in the current Fund through Baird’s 401(k) plan do not need to take any action to continue that investment

RiverFront Long-Term Growth Fund Reorganization

Questions & Answers

August 2010

and their shares of the current Fund will automatically become shares of the new Fund in the reorganization if approved by shareholders.

Q.

Are there more reorganizations planned in the future? Are there plans to expand Baird’s relationship with ALPS?Baird does not have any plans to reorganize any other mutual funds within the Baird Funds complex or to expand its relationship with ALPS.

Q.

How does the reorganization affect Baird’s investment in RiverFront?The reorganization does not in any way affect Baird’s ownership stake in RiverFront or its representation on RiverFront’s board.

Q.

Does the reorganization affect the availability of RiverFront’s separately managed accounts?No, this only affects the current Fund. Baird clients will still be able to retain RiverFront to manage their accounts through the Baird/RiverFront Portfolios SMA program.

Disclosures

This is not a solicitation of proxies or an offer to sell or a solicitation of any offer to buy any shares of the current Fund or the new Fund.

Investors are urged to read the relevant documents filed with the Securities and Exchange Commission (the “SEC”) (including the registration statement on Form N-14 for the Financial Investors Trust, containing the combined proxy statement and prospectus for the reorganization and the new Fund into which the current Fund will be reorganized, and the registration statement on Form N-1A for the Financial Investors Trust, containing a prospectus and statement of additional information for the new Fund) because they contain important information.  The combined proxy statement and prospectus relating to the reorganization will be mailed to shareholders of the current Fund once it is declared effective by the SEC and will also contain information about persons who may be considered “participants” in the solicitation of the current Fund’s shareholders. These documents can be obtained for free from the SEC at www.sec.gov or from Baird, when they become available.

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